Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Adaptin Bio, Inc. (formerly Unite Acquisition 1 Corp.) of our report dated April 15, 2025, relating to the financial statements of Adaptin Bio, Inc. as of and for the years ended December 31, 2024 and 2023, (which includes an explanatory paragraph relating to Adaptin Bio, Inc.’s ability to continue as a going concern). We were dismissed as auditors on April 15, 2025, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for periods after December 31, 2024.

/s/ KNAV CPA LLP

KNAV CPA LLP

Atlanta, Georgia

August 15, 2025